NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of American Depositary Shares ('ADS'), each representing 300 Ordinary Shares of China Mass
Media Corp., (the 'Company') from listing and registration on the Exchange at the opening of business on April 17, 2012, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the ADS is no longer suitable for continued listing and trading on the Exchange. The Exchange has determined that the Company is no longer eligible for listing under Section 802.01B of the NYSE Listed Company Manual as it has had an average global market capitalization over a consecutive 30 trading day period of less than $15 million, which is a minimum requirement for continued listing.

1. The Exchange's Listed Company Manual,
Sections 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when:
The issuer's average global market
capitalization over a consecutive 30
trading-day period falls below $15,000,000, regardless of the original standard under which the issuer listed.

2. The Exchange, on March 9, 2012, determined that the ADS should be suspended from trading before the opening of the trading session on March 19, 2012, and directed the preparation and filing with the Commission of this application for the removal of the ADS from listing and registration on the Exchange. The
Company was notified verbally on March 9, 2012 and by letter on March 12, 2012.

3. Pursuant to the above authorization, a press release was issued on March 12, 2012, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on March 12, 2012 and other various dates of the proposed suspension of trading in the ADS. Similar information was included on the Exchange's website. Trading in the ADS on the Exchange was suspended before the opening of the trading session on March 19, 2012.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its ADS, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.